For Immediate Release
May 12, 2005

SAP Annual General Meeting of Shareholders Approves Dividend of
€1.10 per Non-Par Value Share

     WALLDORF/MANNHEIM – May 12, 2005 – SAP AG (NYSE: SAP) today held its Annual General Meeting (AGM) of Shareholders in Mannheim, Germany. At the AGM, all of the items proposed by the Supervisory Board and the Executive Board were approved by well over 90 percent of the voting capital represented.

     A dividend in the amount of €1.10 per non-par value share will be paid to SAP shareholders of record (previous year’s dividend: €0.80). The total amount to be distributed as dividends to the shareholders is approximately €341 million. The dividend payment will commence May 13. Furthermore, shareholders at the AGM again approved a share buy-back program of up to 30 million SAP non-par value shares. The use of equity derivatives in conjunction with the share buy-back program was also authorized.

     In addition, shareholders approved the election of Dr. Erhard Schipporeit, member of the board of management and CFO of E.ON AG, Duesseldorf, as a shareholder representative on the Supervisory Board. He succeeds Dietmar Hopp, co-founder of SAP and former Chairman of the Executive and the Supervisory Boards of SAP AG. Mr. Hopp resigned from his position as a member of the Supervisory Board at the close of the AGM. “As founder, CEO, Chairman and later a member of the Supervisory Board, Dietmar Hopp made a fundamental and lasting contribution to the development of SAP. His entrepreneurial spirit and his ability to motivate the employees were key to the unique success of SAP”, said Henning Kagermann, CEO of SAP, to the 4,000 attendees at this year’s AGM.

SAP-Shareholders Approve Dividend of €1.10 per Non-Par Value Share

     Furthermore, shareholders at the AGM approved the change of the Company’s corporate name to SAP AG (formerly: SAP Aktiengesellschaft – Systeme, Anwendungen, Produkte in der Datenverarbeitung).

Note to holders of SAP ADRs (American Depositary Receipts):

One SAP ADR (American Depositary Receipt) represents one-fourth of SAP AG’s ordinary share. Accordingly, the final dividend per ADR is calculated as one-fourth of the €1.10 dividend and is dependent on the Euro/US Dollar exchange rate. SAP AG pays cash dividends in Euro, so that exchange rate fluctuations will also affect the US Dollar amounts received by the holders of ADRs on the conversion into US Dollars of cash dividends paid in Euro on the ordinary shares represented by the ADRs. The final dividend payment by SAP AG to the depositary bank is scheduled for May 13, 2005. The depositary bank will then convert the dividend payment from Euro into US Dollars as promptly as practicable.

About SAP

SAP is the world’s leading provider of business software solutions*. Today, more than 27,000 customers in over 120 countries run more than 91,500 installations of SAP® software—from distinct solutions addressing the needs of small and midsize businesses to enterprise-scale suite solutions for global organizations. Powered by the SAP NetWeaver™ platform to drive innovation and enable business change, mySAP™ Business Suite solutions are helping enterprises around the world improve customer relationships, enhance partner collaboration and create efficiencies across their supply chains and business operations. SAP industry solutions support the unique business processes of more than 25 industry segments, including high tech, retail, public sector and financial services. With subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)

(*)	SAP defines business software solutions as comprising enterprise resource planning and related software solutions such as supply chain management, customer relationship management, product life-cycle management and supplier relationship management.

For more information, press only:
Herbert Heitmann, +49 (6227) 7-61137, herbert.heitmann@sap.com, CET
Markus Berner, +49 (6227) 7-42548, markus.berner@sap.com, CET

For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, EDT